SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549
                            FORM 12B-25

                    NOTIFICATION OF LATE FILING

                  Commission File Number 1-13923

   (Check One):  [   ] Form 10-K    [ X ] Form 11-K    [   ] Form 20-F
                 [   ] Form 10-Q    [   ] Form N-SAR

     For Period Ended:            DECEMBER 31, 2001

 [   ]  Transition Report on Form 10-K [   ]  Transition Report on Form 10-Q
 [   ]  Transition Report on Form 10-F [   ]  Transition Report on Form N-SAR
 [   ]  Transition Report on Form 11-K

     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                              PART I
                      REGISTRANT INFORMATION

 Full name of registrant  WAUSAU-MOSINEE PAPER CORPORATION SAVINGS AND
                          INVESTMENT PLAN

 Former name if applicable


 Address of principal executive office (Street and number)
 1244 KRONENWETTER DRIVE

 City, state and zip code
 MOSINEE, WI 54455

                              PART II
                      RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                  PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On June 15, 2002, Wausau-Mosinee Paper Corporation (the "Company") was informed by Arthur Andersen LLP that Arthur Andersen LLP would not be able to complete the audit of the Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") due to the turnover of personnel with benefit plan expertise in the performing office and the significant financial, operational and litigatory issues surrounding Arthur Andersen LLP. Immediately, upon receiving such communication, the Company contacted Deloitte & Touche LLP to perform the audits of the Plan.

     Based on the timing of the communication from Arthur Andersen LLP and the fact that the communication was within 15 days of the due date of the Form 11-K, the Company is unable to have Deloitte & Touche LLP finalize the audit of the Plan prior to June 30, 2002, which is the due date for the Plan's Form 11-K filing. Therefore, the Company is unable to file the applicable Form 11-K for the Plan within the prescribed time period.

     In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Company undertakes to file its Form 11-K for the Plan within 15 days following the prescribed due date setforth.

                              PART IV
                         OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

           STUART R. CARLSON           (715)           692-2003
               (Name)               (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        Yes  [X]  No   [   ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        Yes  [   ]  No  [X]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        WAUSAU-MOSINEE PAPER CORPORATION SAVINGS AND INVESTMENT PLAN
                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                              WAUSAU-MOSINEE PAPER CORPORATION
                              EMPLOYEE BENEFITS COMMITTEE


 Date  JUNE 28, 2002          By:  STUART R. CARLSON

                                   Stuart R. Carlson
                                   Chairman


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                       GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.